UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 7)*
Under the Securities Exchange Act of 1934
Navios Maritime Acquisition Corporation
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
Y62159101
(CUSIP Number)
Vasiliki Papaefthymiou
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
+30-210-4595000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
September 1, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☑
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		26,007,551(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,007,551(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

26,007,551(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

62.1%(1)

14	TYPE OF REPORTING PERSON*

CO
(1)    Represents 13,635,000 shares of Common Stock acquired upon the exercise of the Private Placement Warrants (as defined herein) and the Holdings Sponsor Warrants (as defined herein) on September 1, 2010 in connection with the completion of the Offer and Consent Solicitation (as defined herein) and 12,372,551 shares of Common Stock that were previously acquired. See Item 5.

Page 2 of 6 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amadeus Maritime S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Panama

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,502,628(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,502,628(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,502,628(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

3.6%(1)

14	TYPE OF REPORTING PERSON*

CO

(1)	Represents shares of Common Stock owned directly by Amadeus Maritime S.A. of which Angeliki Frangou has beneficial ownership.

Page 3 of 6 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeliki Frangou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greek

	7	SOLE VOTING POWER

NUMBER OF		1,902,628(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,902,628(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,902,628(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

4.5%(1)

14	TYPE OF REPORTING PERSON*

IN

(1)	Represents 1,502,628 shares of Common Stock held directly by Amadeus Maritime S.A. of which Ms. Frangou is the beneficial owner and 400,000 shares of Common Stock held directly by Mr. Frangou, including 200,000 shares of Common Stock acquired upon the exercise of the Frangou Sponsor Warrants (as defined herein) on September 1, 2010, See Item 5.

Page 4 of 6 pages

Explanatory Note
Except as specifically amended and supplemented by this Amendment No. 7, and by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on April 29, 2010, Amendment No. 3 filed on April 30, 2010, Amendment No. 4 filed on May 5, 2010, Amendment No. 5 filed on May 26, 2010 and Amendment No. 6 filed on August 6, 2010, all other provisions of the Schedule 13D filed by the Reporting Persons on April 8, 2010 (the “Original Schedule 13D”) remain in full force and effect. The original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a) and (b) to this Amendment No. 7.
Item 5. Interest in Securities of the Issuer
     (a), (b) This Amendment No. 7 amends and restates Items 5(a) and (b) of the Schedule 13D as set forth below:
     As of September 10, 2010, Holdings beneficially owned 26,007,551 shares (approximately 62.1%) of the Issuer’s Common Stock, including (i) 7,600,000 shares of Common Stock acquired on September 1, 2010 upon the exercise of the private placement warrants owned by Holdings (the “Private Placement Warrants”) in connection with the completion of the Offer and Consent Solicitation (as defined herein), (ii) 6,035,000 shares of Common Stock acquired on September 1, 2010 upon the exercise of warrants underlying the sponsor units owned by Holdings (the “Holdings Sponsor Warrants”) in connection with the completion of the Offer and Consent Solicitation and (ii) 12,372,551 shares of Common Stock that were previously acquired. Holdings has sole voting and dispositive power in respect of these shares.
     As of September 10, 2010, Angeliki Frangou beneficially owned 1,902,628 shares (approximately 4.5%) of Common Stock, including (i) 1,502,628 shares held indirectly through Amadeus, (ii) 200,000 shares of Common Stock held directly by Ms. Frangou that were previously acquired and (iii) 200,000 shares of Common Stock acquired on August 31, 2010 upon the exercise of the warrants underlying the sponsor units owned by Ms. Frangou (the “Frangou Sponsor Warrants” and, together with the Holdings Sponsor Warrants, the “Sponsor Warrants”) in connection with the completion of the Offer and Consent Solicitation. Ms. Frangou shares with Amadeus voting and dispositive power in respect of the 1,502,628 owned by Amadeus.
     The Private Placement Warrants became exercisable and, hence, beneficially owned by Holdings, on May 28, 2010, upon the completion of the Acquisition by the Issuer.
     On August 27, 2010, the Issuer successfully completed its previously announced offer to holders of its publicly traded warrants (the “Offer”) to exercise on enhanced terms the outstanding publicly traded warrants to purchase Common Stock. As part of the Offer, the Issuer solicited consents (the “Consent Solicitation”) from holders of such publicly traded warrants to permit the immediate exercise of the Sponsor Warrants and certain other private placement warrants to acquire 90,000 shares of Common Stock. In connection with the Offer and Consent Solicitation, Holdings orally agreed with the Issuer to exercise for cash, at an exercise price of $5.65 per share, all 13,635,000 of the Holdings Sponsor Warrants and 7,600,000 Private Placement Warrants, and Ms. Frangou orally agreed with the Issuer to exercise for cash, at an exercise price of $5.65 per share, all 200,000 of the Frangou Sponsor Warrants, in each case, subject to consummation of the Offer and Consent Solicitation.
     Upon the completion of the Offer and Consent Solicitation on August 27, 2010, the Sponsor Warrants became immediately exercisable and, hence, beneficially owned by Holdings and Ms. Frangou. On August 31, 2010, Ms. Frangou exercised all of the Frangou Sponsor Warrants and on September 1, 2010, Holdings exercised all of its Private Placement Warrants and Holdings Sponsor Warrants in accordance with their respective oral agreement with the Company, resulting in an aggregate of $78,167,750 in proceeds to the Issuer. The source of funds for these exercises was working capital, in the case of Holdings, and personal funds, in the case of Ms. Frangou.
     For more information concerning the Offer and Consent Solicitation, please see the Schedule TO-I, as amended, filed with the Commission on September 2, 2010, and the Issuer’s Current Report on Form 6-K filed with the Commission on September 2, 2010.
     The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for any purpose, the beneficial owner of any securities that are owned by any other Reporting Persons, except with respect to the 1,502,628 shares of Common Stock owned by Amadeus of which Ms. Frangou is the beneficial owner.
     (c) Item 5(c) to the Schedule 13D is amended by incorporating by reference the information set forth in Item 5(a) and (b) to this Amendment No. 7.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a) and (b) to this Amendment No. 7.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2010		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou

	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

Amadeus Maritime S.A.

	By:	/s/ Jose Silva

	Name:	Jose Silva
	Title:	President

/s/ Angeliki Frangou (individually)